UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA informs of the current situation of Acapulco International Airport

Mexico City, Mexico, October 27, 2023—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), informs that in relation with the damage caused by hurricane OTIS on October 24th and 25th in the city of Acapulco, operations at the Acapulco International Airport are focused to humanitarian aid flights. OMA continues to evaluate the impact of the airport’s facilities and is working along with the authorities to reestablish its operations.

In 2022, the Acapulco International Airport represented 3.6% of OMA’s total passenger traffic and 3.4% of the sum of aeronautical and non-aeronautical revenues.

In addition to the prevailing situation at Acapulco and the press release published today related to the 3Q23 results, OMA is currently not aware of any other event that could have caused the breach of the traded volume in the Mexican Stock Exchange, therefore the volume corresponds to regular market conditions.

Finally, in compliance with the Mexican Stock Exchange (“BMV”) requirement, pursuant to Article 106 of the Mexican Securities Market Law, Article 50 of the of the General Provisions Applicable to Securities Issuers and Other Market Participants, and sections 4.046.00 and 4.047.00 of BMV’s Internal Regulation, OMA informs that with the latest information that we own, we are not aware of any activity by members of our Board of Directors or any of our relevant executive officers that may have been related to the unusual trading volumes today; additionally, the repurchase program did not operate during this period.

In the event of additional information, it will be disclosed to the market in a timely manner. OMA reiterates its commitment to inform the market of any relevant event that occurs in the future.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero

●	Twitter http://twitter.com/OMAeropuertos

●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated October 27, 2023